FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2008

Omega Navigation Enterprises, Inc.

24 Kaningos Street
Piraeus 185 34 Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the release issued by Omega Navigation Enterprises, Inc. on March 3, 2008.

EXHIBIT 1

Omega Navigation Enterprises, Inc. Reports Fourth Quarter and Full Year 2007 Results

Piraeus, Greece, March 3, 2008 – Omega Navigation Enterprises, Inc. (NASDAQ:ONAV, SGX: ONAV50), a provider of global marine transportation services focusing on product tankers, announced today its financial and operational results for the fourth quarter and full year ended December 31, 2007.

The Company had previously announced the declaration of its quarterly cash dividend with respect to the fourth quarter of 2007 of $0.50 per share payable on March 3, 2008 to stockholders of record on February 21, 2008.

Omega Navigation Enterprises, Inc. was incorporated in the Marshall Islands in February 2005. On April 7, 2006, the Company successfully completed its Initial Public Offering of 12,000,000 Class A Common Shares at $17 per share raising a total of $204 million in gross proceeds.  Omega Navigation’s Class A Common Shares commenced trading on the NASDAQ National Market on April 7, 2006 and on the Singapore Exchange Securities Trading Limited on April 10, 2006.

Fourth Quarter 2007 Results

For the quarter ended December 31, 2007, Omega Navigation reported total revenues from continuing and discontinued operations of $18.5 million and Net Income of $4.2 million, or $0.28 per basic share, excluding a non cash book gain on a revaluation of warrants issued as a partial payment for two newbuilding Panamax vessels which were delivered in 2007and a non-cash book loss on its interest rate collar.  Including these non cash items Net Income was $4.4 million, or $0.29 per basic share. The calculations of the above basic earnings per share treat all outstanding shares as if they were a single class. EBITDA for the fourth quarter of 2007 was $14.4 million.  Please see below for a reconciliation of EBITDA to Cash from Operating Activities.

Net Income included $0.6 million of revenues related to profit sharing on charters of the vessels Omega Lady Sarah, Omega Lady Miriam and Omega Emmanuel.

Discontinued operations refer to the operation of the two dry bulk carriers that the Company agreed to sell in September 2006 and delivered on schedule to their new owners in January 2007.

The Company owned and operated an average of 8 vessels during the fourth quarter of 2007, all of which were product carriers, compared with 6 product carriers and 2 Drybulk vessels that were operated in the fourth quarter of 2006.  Excluding profit sharing, the Panamax product carriers earned an average time-charter equivalent rate of $25,047 per day per vessel during the fourth quarter of 2007, versus $24,921, during the fourth quarter of 2006.  The Handymax product tankers earned an average time charter equivalent (excluding profit sharing) of $20,750 per vessel per day during the fourth quarter of 2007 and the fourth quarter of 2006.

Since the inception of the charters of the product tankers through the fourth quarter of 2007, the Company has received $4.6 million of cash generated from profit sharing agreements.  To date, the Company has recorded income of $4.0 million (including $1.1 million booked in the first quarter of 2007, $1.0 million in the second quarter of 2007, $1.3 million in the third quarter of 2007 and $0.6 million in the fourth quarter of 2007).  The Company expects to receive approximately an additional $0.9 million in cash related to the profit sharing agreements and book to income approximately an additional $1.5 million in subsequent quarters.

Operating expenses for the Handymax product tankers averaged $4,048 per day per vessel in the fourth quarter of 2007 versus $4,166 per day per vessel in the fourth quarter of 2006.    Panamax product tankers averaged operating expenses of $4,582 per day per vessel in the fourth quarter of 2007 versus $4,974 per day per vessel in the fourth quarter of 2006.  The company operated 6 Panamax and 2 Handymax product tankers in the fourth quarter of 2007 versus 4 Panamax and 2 Handymax product tankers in the fourth quarter of 2006.

Twelve Months ended December 31, 2007 Results

For the twelve months ended December 31, 2007, the Company recorded Net Income from continuing and discontinued operations of $15.2 million, or $ 1.00 per share, on total revenues, including continuing and discontinued operations, of $70.0 million.

The Company owned and operated an average of 7.4 vessels in the twelve months of 2007 versus an average of 5.1 vessels in the twelve months of 2006.

The Panamax product tankers in the Company’s fleet earned an average time charter equivalent of $25,013 per vessel per day in the twelve months of 2007 versus $25,096 per vessel per day in the twelve months of 2006 (excluding any earnings from profit share agreements).  Handymax product tankers in the Company’s fleet earned an average of $20,786 per day per vessel in the twelve months of 2007 versus $20,673 per day per vessel in the twelve months of 2006.

Operating expenses for the Company’s Panamax product tankers averaged $4,572 per day per vessel, excluding any initial outfitting and pre-delivery expenses, in the twelve months of 2007 versus $4,680 per day per vessel in the twelve months of 2006.  Operating expenses for the Company’s Handymax product carriers were $4,463 per day per vessel in the twelve months of 2007 versus $ 3,892 per day per vessel in the twelve months of 2006.

For the twelve months of 2007 we operated an average of 5.4 Panamax product tankers and 2 Handymax product tankers while in the twelve months of 2006 we operated an average of 2.1 Panamax product tankers, 1.0 Handymax product tanker and 2 dry bulk vessels.

Debt Restructuring

The accompanying unaudited financial statements comprehend a restructuring of our current senior secured credit facility as of December 31, 2007, and the replacement of our $2.4 million short term obligations under our bridge loan facility through the incurrence of long term debt. The debt restructuring, which has been agreed to by the participating financial institutions and is expected to close in the first quarter of 2008, contemplates the reduction of the balance outstanding under our current senior secured facility by an amount of approximately $39.0 million, and its replacement with a long term junior secured credit facility of $42.5 million as well as certain other changes in its terms. Part of the proceeds will also be used to finance the repayment of our $2.4 million short term obligations under our bridge loan facility. Both senior and junior facilities will be non amortizing, providing for a final repayment date in April 2011.  The restructuring will also contain loan covenants which are more favorable and will be more comparable to covenants typical to listed shipping companies.  The restructuring and revised covenants will also cure covenant compliance issues, if any, similar to those disclosed in our 6-K filing with the SEC on December 28, 2007.  Full details of the debt restructuring will be made at the time of the closing of the loan facilities.

Fleet Developments

Current Fleet

Omega Navigation’s current fleet includes eight double hull product tankers with an aggregate carrying capacity of 512,358 dwt. All of the Company’s product tankers are employed under time charters having a minimum term of three years from their respective delivery dates and are chartered to established charterers including Norden, Glencore and Torm. Six of the eight product tankers have profit sharing arrangements which enable the Company to share in the charter market’s upside potential.

Newbuilding Contracts

On June 19, 2007, the Company announced that it had signed shipbuilding contracts with Hyundai Mipo Dockyard, to construct and acquire five newbuilding double hull Handymax product tankers each with a capacity of 37,000 dwt. Four of these vessels are scheduled for delivery in 2010 with the fifth scheduled for delivery in early 2011.  The agreed purchase price is $44.2 million per vessel. The Company intends to fund the periodic progress predelivery payments with internally generated cash flow and debt.  With the addition of these five vessels Omega’s fleet will consist of 13 product tankers with a total deadweight capacity of 697,358 tons.

On March 27, 2007 and April 26, 2007 Omega Navigation took delivery from STX Shipbuilding Co., South Korea, of the Omega Emmanuel and the Omega Theodore, respectively, the two newbuilding Ice Class 1A Panamax double hull product tankers with a capacity of 73,000 dwt each, which the Company had previously agreed to acquire.

During January 2007, Omega Navigation delivered its two dry bulk carriers to their new owners. With this delivery and the above mentioned acquisition of the two Panamax Ice Class 1A product carriers. Omega Navigation has fulfilled its strategic vision of becoming a pure product tanker company.

Management Commentary:

George Kassiotis, President and Chief Executive Officer of Omega Navigation, commented:  “

We are pleased to have concluded our seventh consecutive profitable quarter since our IPO in April 2006. We attribute our strong operational and financial results to our strategy of seeking predictable and stable cash flows through the long term employment of our vessels which continues to provide us downside protection in the freight rate environment. In addition, the fact that six of our eight product tankers have profit sharing enables us to share into the upside potential of the charter market and thereby help to maximize the return for our shareholders.

All of our vessels are under three year time charters with established charterers pursuant to which we have secured 100% of our operating days for 2007 and 2008 and 63% in 2009. The charters on the vessels delivered to us in March and April of 2007 year extend to 2010.

We would like to reiterate that we are pursuing a strategy of prudent growth, expanding our revenue and profit generation capabilities and in this context, as we have already announced, we have contracted for five newbuilding product carriers from a very reputable shipyard in South Korea, to be delivered starting in the first quarter 2010 with the fifth scheduled for delivery for February 2011. We expect to take delivery of these vessels at a time when newbuilding berths for product tankers around the world are becoming increasingly hard to find.  In addition, the asset values for these vessels have already appreciated since we contracted them.

We remain optimistic about the long term fundamentals of the product tanker market, the area of our strategic focus. We believe that we enjoy strong competitive advantages in this market with our focused business strategy, our fleet of young high quality vessels, long term employment with established charterers, a solid but flexible capital structure and a strong management team, enabling us to continue delivering strong, stable and predictable results for our shareholders.”

The restructuring of our debt facility mentioned above increases our financial flexibility and will enable us to be in a better position to grow or otherwise increase shareholder value.

Finally, we continued with our stable dividend policy, declaring our seventh consecutive quarterly dividend of $ 0.50 per common share.

Quarterly Dividend

On February 11, 2008 the Company announced the seventh consecutive quarterly dividend since it went public of $0.50 per common share, payable on March 3, 2008 to shareholders of record as of February 21, 2008.

Omega Navigation intends to declare and pay quarterly dividends to shareholders in amounts that are substantially equal to the available cash from operations during the previous quarter after cash expenses, and other discretionary reserves.

Gregory McGrath, Chief Financial Officer of Omega Navigation, commented “We have now paid or declared on schedule seven consecutive quarterly dividends since going public in the amount of $0.50 per common share, aggregating $3.50 per common share, and our next quarterly dividend declaration is anticipated for May 2008. Our overall objective is to pursue a strategy of disciplined growth, while at the same time implementing a stable, dividend payout. We believe this strategy will maximize shareholder value over the long term.  Our subordinated share structure enhances our Company’s ability to pay dividends to the public shareholders and is structured to enable all shareholders to share equally in our Company’s profitability and growth.  The Class B shares held by the founding shareholder, which were approximately 20.6% of the total outstanding shares, are subordinated in respect of paying dividends to the public shareholders.”

As of December 31, 2007, the Company had a net debt to book capitalization ratio of 63%, including debt incurred for the financing of the two newbuilding Panamax product tankers delivered in March and April 2007 as well as for the financing of the first two predelivery instalments of our newbuilding order of five product tankers.

Operating Fleet Data

Panamax Tankers	Handymax Tankers

	Three months ended		Three months ended
	December 31, 2007	December 31, 2006	December 31, 2007	December 31, 2006

Number of vessels at end of period	6	4	2	2
Average age of fleet (in years)	2	2	1	0
Ownership days (1)	552	368	184	184
Available days (2)	552	368	184	184
Operating days (3)	552	368	184	184
Fleet Utilization (4)	100%	100%	100%	100%
Voyage revenues (net of voyage expenses) (7)	$13,826,066	$9,170,954	$3,817,959	$3,817,936
Time charter equivalent (TCE) rate $/day (5)(7)	25,047	24,921	20,750	20,750
Vessel operating expenses (net of predelivery expenses)	$2,529,085	$1,830,411	$744,887	$766,516
Daily vessel operating expenses $/day(6)	4,582	4,974	4,048	4,166

	Year ended		Year ended
	December 31, 2007	December 31, 2006	December 31, 2007	December 31, 2006

Number of vessels at end of year	6	4	2	2
Average age of fleet (in years)	2	2	1	0
Ownership days (1)	1,989	753	730	369
Available days (2)	1,989	753	730	369
Operating days (3)	1,989	753	730	369
Fleet Utilization (4)	100%	100%	100%	100%
Voyage revenues (net of voyage expenses) (7)	$49,751,319	$18,897,176	$15,173,810	$7,628,272
Time charter equivalent (TCE) rate $/day (5)(7)	25,013	25,096	20,786	20,673
Vessel operating expenses (net of predelivery expenses)	$9,093,574	$3,523,869	$3,258,075	$1,436,252
Daily vessel operating expenses $/day (6)	4,572	4,680	4,463	3,892

(1)

Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

(2)

Available days are the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

(3)

Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(4)

We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

(5)

Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(6)

Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance (excluding drydocking), the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, but excludes any predelivery expenses incurred at or prior to the delivery of the product tankers, are calculated by dividing vessel operating expenses by ownership days for the relevant period. For the three months ended December 31, 2007, pre-delivery expenses amounted to $0 million for Panamax product tankers and $0 for Handymax product tankers. For the year ended December 31, 2007, pre-delivery expenses amounted to $0.8 million for Panamax product tankers and $0 for Handymax product tankers. For the three months ended December 31, 2006, pre-delivery expenses amounted to $64,298 for Panamax product tankers and $54,809 for Handymax product tankers. For the year ended December 31, 2006, pre-delivery expenses amounted to $0.4 million for Panamax product tankers and $0.3 for Handymax product tankers.

(7)

For the three months ended December 31, 2007 excludes $ 0.6 million of profit sharing revenue booked in the fourth quarter of 2007 on the “Omega Lady Sarah”, the “Omega Lady Miriam” and the “Omega Emmanuel”. For the year ended December 31, 2007 excludes $ 4.0 million of profit sharing revenue booked in 2007 on the “Omega Lady Sarah”, “Omega Lady Miriam”, “Omega Theodore” and “Omega Emmanuel”.

Fleet Profile and Employment:
The table below describes the profile and employment of the Company’s fleet as of today:

Vessel	Sister Ship (1)	Year Built	Deadweight (dwt)	Type	Delivery Date	Daily Hire Rate (2)		Re-delivery
CURRENT FLEET
Panamax Product Tankers
Omega Queen	A	2004	74,999	LR1	May-06	$26,500	(3)	May-09
Omega King	A	2004	74,999	LR1	Jun-06	$26,500	(3)	Jun-09
Omega Lady Sarah	C	2004	71,500	LR1 – Ice Class 1C	Jun-06	$24,000	(4)	Jun-09
Omega Lady Miriam	C	2003	71,500	LR1 – Ice Class 1C	Aug-06	$24,000	(4)	Jul-09
Omega Emmanuel	D	2007	73,000	LR1 - Ice Class 1A	Mar-07	$25,500	(6)	Apr-10
Omega Theodore	D	2007	73,000	LR1 - Ice Class 1A	Apr-07	$25,500	(6)	May-10
Handymax Product Tankers
Omega Prince	B	2006	36,680	Ice Class 1A	Jun-06	$21,000	(5)	Jun-09
Omega Princess	B	2006	36,680	Ice Class 1A	Jul-06	$21,000	(5)	Jun-09
TOTAL (DWT):			512,358
Additional Handymax Vessels
TBN1	E	2010	37,000		Mar-10
TBN2	E	2010	37,000		July-10
TBN3	E	2010	37,000		Sept-10
TBN4	E	2010	37,000		Dec-10
TBN5	E	2011	37,000		Feb-11
Total (DWT):			185,000

(1) Each vessel is a sister ship of each other vessel that has the same letter.

(2) This table shows gross charter rates and does not include brokers’ commissions, which are 1.25% of the daily time charter rate.

(3) The Company has granted Torm the option to extend the charter for 24 months at a minimum daily time charter hire rate of $28,500.

(4) Plus any additional income under profit sharing provisions of the Company’s charter agreement.

(5) Plus any additional income under profit sharing provisions of the charter agreements with D/S Norden A/S. The Company has granted the charterers the option to extend the charter for 12 months at a minimum daily time charter hire rate of $24,000.

(6) Plus any additional income under profit sharing arrangements, according to which charter earnings in excess of $ 25,500 per day will be divided equally between Omega Navigation and ST Shipping. When the vessels trade in ice conditions, the profit sharing between Omega Navigation and ST Shipping is 65/35% respectively.

Conference Call and Webcast:

As previously announced, the Company’s management will host a conference call to discuss its fourth quarter 2007 results on March 4, 2008 at 10:00 A.M. EST.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-866-819-7111 (US Toll Free Dial In), 0800-953-0329 (UK Toll Free Dial In) or +44 (0)1452-542-301 (Standard International Dial In). Please quote “Omega”.

In case of any problem with the above numbers, please dial 1-866-223-0615 (from the US),

0800 694 1503 (from the UK) or + 44 (0) 1452 586 513 (all other callers). Please quote “Omega”.

A telephonic replay of the conference call will be available until March, 11, 2008 by dialing 1-866-247-4222 (US Toll Free Dial In), 0800-953-1533 (UK Toll Free Dial In) or +44(0)1452-55-00-00 (Standard International Dial In). Access Code: 3663884#.

Slides and audio webcast: There will also be a live, and then archived, webcast of the conference call, through Omega Navigation’s website (www.omeganavigation.com) Participants into the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Omega Navigation Enterprises Inc

Consolidated Statement of Income

 (All amounts expressed in thousands of U.S. Dollars)

	Three months ended		Year ended
	December 31, 2007 (Unaudited)	December 31, 2006 (Unaudited)	December 31, 2007 (Unaudited)	December 31, 2006

CONTINUING OPERATIONS
Revenues:
Voyage revenue	18,523	13,154	69,890	26,867

Expenses:
Voyage expenses	(257)	(165)	(930)	(341)
Vessel operating expenses	(3,274)	(2,716)	(13,121)	(5,669)
Depreciation and amortization	(4,747)	(3,571)	(17,557)	(7,236)
Management fees	(287)	(268)	(1,110)	(568)
Options’ premium	-	(200)	(200)	(200)
General and administrative expenses	(1,146)	(814)	(4,667)	(2,354)
Foreign currency losses	(30)	(18)	(89)	(33)
Operating income	8,782	5,402	32,216	10,466

Other income (expenses)
Interest and finance costs	(4,821)	(3,387)	(18,579)	(7,425)
Interest income	217	145	1,822	1,837
Change in fair value of warrants settled liability	838	-	1,070	-
Loss on derivative instruments	(649)	158	(1,221)	(313)
Total other income /(expenses), net	(4,415)	(3,084)	(16,908)	(5,901)

INCOME FROM CONTINUING OPERATIONS	4,367	2,318	15,308	4,565

DISCONTINUED OPERATIONS
Income/(Loss) from discontinued operations of the bulk carrier fleet (including a gain on extinguishment of debt of $5 million in 2006)	-	2,032	(155)	11,248
Loss on disposal of dry bulk carrier vessels in 2006	-	-	-	(1,685)
INCOME/(LOSS) FROM DISCONTINUED OPERATIONS	-	2,032	(155)	9,563

Net income	4,367	4,350	15,153	14,128

Omega Navigation Enterprises Inc

Consolidated Balance Sheet

(All amounts expressed in thousands of U.S. Dollars)

	December 31, 2007 (Unaudited)	December 31, 2006

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	9,283	3,862
Accounts receivable, trade	179	145
Inventories	501	504
Prepayments and other	848	518
Restricted cash	27	2,477
Vessels held for sale	-	81,468
Total current assets	10,838	88,974

FIXED ASSETS:
Vessels, net	461,251	350,288
Property and equipment, net	103	143
Advances for vessels’ acquisition	44,869	200
Total fixed assets	506,223	350,631

OTHER NON CURRENT ASSETS:
Deferred charges	343	226
Restricted cash	5,081	4,000
Total other non current assets	5,424	4,226

Total assets	522,485	443,831

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long term debt	-	49,133
Accounts payable	869	1,496
Accrued and other current liabilities	2,318	1,129
Deferred revenue	1,869	2,719
Derivative liability	1,151	32
Dividends payable	30	-
Total current liabilities	6,237	54,509

NON-CURRENT LIABILITIES:
Long term debt, net of current portion	323,346	188,944
Warrants	7,097	-
Derivative liability	428	281
Dividends payable	81	-
Total non-current liabilities	330,952	189,225

COMMITMENTS AND CONTINGENCIES:	-	-

Stockholders’ equity:
Common stock	151	151
Additional paid-in capital	197,047	196,590
Retained earnings/(Accumulated deficit)	(11,902)	3,356
Total stockholders’ equity	185,296	200,097
Total liabilities and stockholders’ equity	522,485	443,831

Omega Navigation Enterprises Inc

Consolidated Statement of Cash Flows

(All amounts expressed in thousands of U.S. Dollars-)

	Three months ended		Year ended
	December 31, 2007 (Unaudited)	December 31, 2006 (Unaudited)	December 31, 2007 (Unaudited)	December 31, 2006

Cash flows from operating activities
Income from continuing operations	4,367	2,318	15,308	4,565

Net cash provided by/(used in) continuing operating activities	8,705	5,692	34,067	15,002
Net cash provided by/(used in) discontinued operating activities	-	1,752	(695)	7,728
Net cash from continuing and discontinued operating activities	8,705	7,444	33,372	22,730

Cash flows from investing activities
Net cash provided by/(used in) investing activities-continuing operations	(22,443)	(13)	(165,178)	(358,067)
Net cash provided by investing activities-discontinued operations	-	-	81,468	-
Net cash provided by/(used in) investing activities- continuing and discontinued operations	(22,443)	(13)	(83,710)	(358,067)

Cash flows from financing activities
Net cash provided by /(used in)financing activities-continuing operations	13,397	(12,006)	93,153	338,427
Net cash used in financing activities-discontinued operations	-	(606)	(37,394)	(4,286)
Net cash provided by/(used in) financing activities-continuing and discontinued operations	13,397	(12,612)	55,759	334,141

Net increase/(decrease) in cash and cash equivalents	(341)	(5,181)	5,421	(1,196)
Cash and cash equivalents at the beginning of the period	9,624	9,043	3,862	5,058
Cash and cash equivalents at end of period	9,283	3,862	9,283	3,862

Omega Navigation Enterprises Inc

Reconciliation of EBITDA (1) to Cash from Operating Activities

(All amounts expressed in thousands of U.S. Dollars)

CONTINUING OPERATIONS	Three months ended		Year ended
	December 31, 2007	December 31, 2006	December 31, 2007	December 31, 2006

Net cash from operating activities	8,705	5,692	34,067	15,002
Net increase/(decrease) in current assets	410	(393)	534	637
Net decrease in current liabilities excluding bank debt	45	702	(576)	(3,128)
Stock based compensation	(146)	-	(458)	-
Write off of options’ premium	-	(200)	(200)	(200)
Change in fair value of warrants settled liability	838	-	1,071	-
Net interest (income)/expense	4,604	3,241	16,712	5,588
Amortization of financing costs	(86)	(70)	(306)	(197)
EBITDA	14,370	8,972	50,844	17,702

CONTINUING & DISCONTINUED OPERATIONS	Three months ended		Year ended
	December 31, 2007	December 31, 2006	December 31, 2007	December 31, 2006

Net cash from operating activities	8,705	7,444	33,372	22,730
Net increase/(decrease) in current assets	408	128	360	987
Net decrease in current liabilities excluding bank debt	45	581	177	(2,477)
Gain on extinguishment of debt	-	-	-	5,000
Loss on sale of vessels	-	-	-	(1,685)
Stock based compensation	(146)	-	(457)	-
Write off of options’ premium	-	(200)	(200)	(200)
Change in fair value of warrants settled liability	838	-	1,071	-
Net interest (income)/expense	4,604	3,986	16,841	8,565
Amortization of financing costs	(86)	(190)	(347)	(342)
EBITDA	14,368	11,749	50,817	32,578

(1) EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by US GAAP and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included here because it is a basis upon which we assess our liquidity position because we believe it presents useful information to investors regarding our ability to service and/or incur indebtedness.

About Omega Navigation Enterprises, Inc.

Omega Navigation Enterprises, Inc. is an international provider of global marine transportation services through the ownership and operation of eight double hull product tankers. The current fleet includes eight double hull product tankers with a carrying capacity of 512,358 dwt. These eight product tankers are chartered out under three-year period time charters. Furthermore, the company recently announced the signing of shipbuilding contracts to construct and acquire five newbuilding double hull Handymax product tankers each with a capacity of 37,000 dwt scheduled for delivery between March 2010 and early in 2011. With the addition of these five vessels, the Omega fleet will expand to 13 product tankers with a total deadweight capacity of 697,358 tons.

The Company was incorporated in the Marshall Islands in February 2005. Its principal executive offices are located in Piraeus, Greece and it also maintains an office in the United States.

Omega Navigation's Class A Common Shares are traded on the NASDAQ National Market under the symbol "ONAV" and are also listed on the Singapore Exchange Securities Trading Limited under the symbol "ONAV 50".

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, the Company’s management's examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that the Company will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for product tanker and dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts:

Company Contact:

Gregory A. McGrath

Chief Financial Officer

Omega Navigation Enterprises, Inc.

PO Box 272

Convent Station, NJ 07961

Tel. (551) 580-0532

E-mail: gmcgrath@omeganavigation.com

www.omeganavigation.com

Investor Relations / Financial Media:

Nicolas Bornozis

President
Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, NY 10169

Tel. (212) 661-7566

E-mail: nbornozis@capitallink.com

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Omega Navigation Enterprises, Inc.

(Registrant)

Dated:  March  03, 2008

  By:

 /s/ Gregory A. McGrath

  ------------------------

Gregory A. McGrath
Chief Financial Officer